EXHIBIT 99


                              CAUTIONARY STATEMENT

     Cenex Harvest States Cooperatives (the Company), or persons acting on behalf of the Company, or outside reviewers retained by the Company making statements on behalf of the Company, or underwriters, from time to time, may make, in writing or orally, "forward-looking statements" as defined under the Private Securities Litigation Reform Act of 1995 (the Act). This Cautionary Statement is for the purpose of qualifying for the "safe harbor" provisions of the Act and is intended to be a readily available written document that contains factors which could cause results to differ materially from those projected in such forward-looking statements. These factors are in addition to any other cautionary statements, written or oral, which may be made or referred to in connection with any such forward-looking statement.

     The following matters, among others, may have a material adverse effect on the business, financial condition, liquidity, results of operations or prospects, financial or otherwise, of the Company. Reference to this Cautionary Statement in the context of a forward-looking statement shall be deemed to be a statement that any one or more of the following factors may cause actual results to differ materially from those which might be projected, forecasted, estimated or budgeted by the Company in such forward-looking statement or statements:

     COMPANY SUBJECT TO SUPPLY AND DEMAND FORCES. The Company may be adversely affected by supply and demand relationships, both domestic and international. Supply is affected by weather conditions, disease, insect damage, acreage planted, government regulation and policies and commodity price levels. The business is also affected by transportation conditions, including rail, vessel, barge and truck. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitutions of commodities. Demand may also be affected by changes in eating habits, by population growth and increased or decreased per capita consumption of some products.

     Improved technological advances in agriculture could decrease the demand for crop input products and services. Genetically engineered seeds that resist disease and insects or meet certain nutritional requirements could affect the demand for crop nutrient and crop protection products, as well as the demand for fuel to operate application equipment and vehicles.

     The Freedom to Farm Act of 1996 (the Farm Act), may negatively affect crop production. The Farm Act more narrowly defines what will qualify as environmentally sensitive acreage for purposes of the conservation reduction program, with the result that extensive land has been put back into agricultural production. The Farm Act also removed restrictions on the type of crops planted (other than fruit and vegetables), allowing farmers to plant crops having favorable prices and thereby increasing the production of those crops. Increased production may lower prices of certain crops but increase the volumes available for export. However, the Farm Act also reduced the Export Enhancement Program subsidies, which may adversely affect the ability of the U.S. exports to compete with those of other countries. Reduced demand for U.S. agricultural products may also adversely affect the demand for fertilizer, chemicals, and petroleum products sold by the Company and used to produce crops.

     COMPANY SUBJECT TO PRICE RISKS. Upon purchase, the Company has risks of carrying grain and petroleum, including price changes and performance risks (including delivery, quality, quantity and shipment period), depending upon the type of purchase contract entered into. The Company is exposed to risks of loss in the market value of positions held, consisting of grain and petroleum inventories and purchase contracts at a fixed or partially fixed price, in the event market prices decrease. The Company is also exposed to risk of loss on its fixed price or partially fixed price sales contracts in the event market prices increase.

     To reduce the price change risks associated with holding fixed price positions, the Company generally takes opposite and offsetting positions by entering into commodity futures contracts (either a straight futures contract or an options futures contract) on regulated commodity futures exchanges. While hedging activities reduce the risk of loss from changing market values, such activities also limit the gain potential which otherwise could result from changes in market prices. Hedging arrangements do not protect against nonperformance of a contract. The Company's policy is to generally maintain hedged positions in grain and petroleum, which are hedgeable, but the Company can be long or short at any time. The Company's profitability is primarily derived from margins on products merchandised and processed, not from hedging transactions.

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     At any one time, the Company's inventory and purchase contracts for delivery to the Company may be substantial.

     COMPETITION. Some of our competitors are larger, better known and have substantially greater marketing, financial, personnel and other resources, including established reputations and working relationships than the Company.

     TAXATION OF COOPERATIVES COULD CHANGE. Although under Subchapter T of the Internal Revenue Code patronage refunds are excluded in determining taxable income of a cooperative and patronage refunds are taxable to the recipient, current income tax laws, regulations and interpretations pertaining to the receipt of patronage refunds could be changed.

     ENVIRONMENTAL LAWS MAY EXPOSE THE COMPANY TO FINANCIAL LIABILITY. The Company is subject to federal, state and local provisions regulating the use, storage, discharge and disposal of hazardous material into the environment. Although our current operations have not been significantly affected by compliance with environmental laws or regulations, government entities are becoming increasingly sensitive to environmental issues, and we cannot predict what impact future laws or regulations may have on potential environmental liabilities to the Company.

     CONCERNS WITH THE SAFETY AND QUALITY OF FOOD PRODUCTS. The Company could be adversely affected if consumers lose confidence in the safety and quality of certain food products. Adverse publicity about these types of concerns, such as the recent publicity about genetically modified organisms and "mad cow disease" in Europe may discourage consumers from buying certain products.

     If the Company's food products become adulterated or misbranded, the Company would need to recall those items and may experience product liability claims if consumers are injured as a result. A widespread product recall or a significant product liability judgement could cause products to be unavailable for a period of time and a loss of consumer confidence in food products, and could have a material adverse effect.

     OIL AND NATURAL GAS PRICES ARE VOLATILE. Revenues and profitability in the Company's energy segment and manufacturing operations depend on prevailing prices for oil and natural gas. Historically, prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future.

     The foregoing review of factors pursuant to the Act should not be construed as exhaustive or as any admission regarding the adequacy of disclosures made by the Company prior to the effective date of the Act.

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